Exhibit 99.1

China Yuchai International Announces Final Cash Dividend for FY2008

Singapore, Singapore – September 24, 2009 – China Yuchai International Limited (NYSE: CYD) (the “Company”) announced today that its Board of Directors has declared a final cash dividend of US$0.10 per ordinary share for the year ended December 31, 2008. This cash dividend will be paid on October 16, 2009, to shareholders of record as of the close of business on October 6, 2009.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@us.grayling.com
dixon.chen@us.grayling.com